02019667

ITED STATES
) EXCHANGE COMMISSION
ington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
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| Estimated average burden hours per response . . . 12.00 |

| SEC FILE NUMBER |
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| 8-50755 |



# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAMEAME OF BROKER - DEALER:

Wharton Capital Markets LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Madison Avenue
(No. and Street)

New York, (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard J. Kerker | (212) 765-6777 (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) | New York (City) | New York (State) | 10281 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## AFFIRMATION

I, Howard J. Kerker affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Wharton Capital Markets LLC for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Howard Kerker — March 1, 2002
Signature — Date

President
Title

Subscribed and sworn to before me
this day 1st of March 2002

Notary Public

STEVEN ZERIN
Notary Public, State Of New York
No. 31-4694719
Qualified In New York County
Commission Expires October 31, 2005

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche



## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Wharton Capital Markets LLC

We have audited the accompanying statement of financial condition of Wharton Capital Markets LLC (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition present fairly, in all material respects, the financial position of Wharton Capital Markets LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 1, 2002

# WHARTON CAPITAL MARKETS LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2001

### ASSETS

| | |
|---|---|
| CASH AND CASH EQUIVALENTS | $14,019 |
| INVESTMENTS | 31,900 |
| TOTAL ASSETS | $45,919 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable and accrued expenses | $ 4,429 |
| Taxes payable | 3,712 |
| Total liabilities | 8,141 |
| MEMBERS' EQUITY | 37,778 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $45,919 |

See notes to statement of financial condition.

# WHARTON CAPITAL MARKETS LLC

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## YEAR ENDED DECEMBER 31, 2001

### 1. ORGANIZATION

Wharton Capital Markets LLC (the "Company") was organized as a limited liability company under the laws of the State of New York on February 27, 1997. The Company provides investment banking and corporate finance services to domestic and international companies.

The principal business activity of the Company is to act as placement agent in the private placement of corporate securities in offerings exempt from registration under the Securities Act of 1933, as amended (the "Act"). Placements of such securities are only offered to accredited investors in accordance with the rules and the provisions of Regulation D of the Act. The Company does not have any trading accounts, nor hold cash or securities for or on behalf of any customers or clients.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Cash and Cash Equivalents*** - The Company defines cash and cash equivalents as cash and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

*Use of Estimates* - The preparation of the statement of condition in conformity with accounting principles generally accepted in the USA requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Estimates, by their nature, are based on judgment and available information. Management believes that estimates utilized in preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

***Investments*** - Investments represent shareholding in The NASDAQ Stock Market Inc. and are recorded at cost which approximates fair value as determined by management. There are substantial restrictions on the transfer of these shares.

***Income Taxes*** - The Company is treated as a partnership for federal and state tax purposes as each member is individually responsible for reporting income or loss as required by federal and state tax regulations. The Company is subject to New York City Unincorporated Business Tax (UBT) and has assessed its tax provision in accordance with the Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*.

### 3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standard No. 107, *Disclosures About Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Other than nonreadily marketable securities which are discussed in Note 2, substantially all of the Firm's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

## 4. RELATED PARTIES

Certain members of the Company are shareholders of Wharton Capital Corp. ("WCC") and Wharton Capital Partners Ltd. ("WCP"). The Company's results of operations may not necessarily be indicative of those which would have resulted had the Company operated as a stand-alone entity.

The Company subleases office space from WCC on monthly basis and has no future rental commitments.

The members intend to provide continuing financial support to the Company for a reasonable period of time to ensure that the Company will be able to meet its current obligations as they come due.

## 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $5,878, which was $878 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.38 to 1.

The Company's net capital as computed at December 31, 2001 was $122 below the minimum required pursuant to Rule 15c3-1. As required by Rule 17a-11, *"Notification provisions for broker and dealers"*, the Company has informed the applicable regulatory authorities. In January 2002, the members made capital contributions of $10,000 correcting the shortfall.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

**Deloitte & Touche**

March 1, 2002

Wharton Capital Markets LLC
545 Madison Avenue
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the financial statements of Wharton Capital Markets LLC (the "Company") for the year ended December 31, 2001 (on which we issued our report dated March 1, 2002), we considered its internal control, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

WHARTON CAPITAL MARKETS LLC
(S.E.C. I.D. No. 8-50755)



STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT